# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOUNDTHINKING, INC., CIK 0001351636
CUSIP: 82536T107
Title of class of securities: Common Stock, $0.005 par value per share
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-17-056488
Filed by CIK 0000902464

## Reporting persons
- GILDER GAGNON HOWE & CO LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 269,324; aggregate amount beneficially owned 269,324 (2.1% of the class)

## Item 1. Issuer
Name of issuer: SOUNDTHINKING, INC.
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, CALIFORNIA, 94538.

## Item 2. Person Filing
Name of person filing: Gilder, Gagnon, Howe & Co. LLC
Address of principal business office or, if none, residence:
475 10th Ave
New York, NY 10018
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 269,324
Percent of class: 2.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 269,324

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GILDER GAGNON HOWE & CO LLC: Laura Esposito, Chief Compliance Officer (10/07/2024)